Supplement dated June 1, 2020 to the Prospectus Dated Jan. 21, 2020
Product Name	Prospectus Form #
RiverSource ® Structured SolutionsSM annuity	S- 6730 A (1/20)
This supplement revises the prospectus for the above referenced annuity.
Effective on or about June 8, 2020 the RiverSource® Structured SolutionsSM annuity contract will be available for sale in the state of Pennsylvania.
The “Appendix A: State Variations “section in the prospectus is revised to add the following:
State	Feature or Benefit	Variations or Availability
Pennsylvania	Purchase – Right to Examine and Cancel	If You cancel this contract, upon cancellation We will refund the greater of all purchase payments which You have paid less any payments We have made or the contract value as of the business day We receive the contract.If this contract is intended to replace an existing contract, Your right to examine this contract is 20 Days. If the existing contract was issued by Us, Your right to examine this contract is extended to 45 Days.
	Transfer of Contract Value	We reserve the right to limit transfers to the Fixed Account on a non-discriminatory basis with notification when the Fixed Account interest rate is equal to the Guaranteed Minimum Interest Rate. Currently, We are not limiting transfers to the Fixed Account. We will waive surrender charges if We decrease the percentage that can be transferred to the fixed account during the surrender charge period.
	Indexed Accounts – Table listing currently available Indexed Accounts/ Min. Cap/ Min.Upside Participation Rate/Max Annual Fee	Annual Fee Indexed Accounts: The Max Annual Fee for the 1 year Indexed Accounts is 5% and 3 year Indexed Accounts is 2.5%.
THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.
S-6730-1 A (06/20)
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